SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

BP Midstream Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

0556EL 109
(CUSIP Number)

Hans F. Boas
501 Westlake Park Boulevard
Houston, Texas 77079
Tel: (281) 366-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 0556EL 109                                    PAGE 1 OF 2

1	NAME OF REPORTING PERSON BP Midstream Partners Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A): (B):
3	SEC USE ONLY OO
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,956,712 units
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 56,956,712 units*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,956,712 units**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%**
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

*
Consists of 56,956,712 common units representing limited partner interests in BP Midstream Partners LP. BP Midstream Partners Holdings LLC may also be deemed to be the indirect beneficial owner of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through its controlling interest in BP Midstream Partners GP LLC.

**	Based on a total of 104,778,502 common units outstanding as of February 12, 2021.

13D
CUSIP No. 0556EL 109                                    PAGE 2 OF 2

1	NAME OF REPORTING PERSON BP Pipelines (North America) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A): (B):
3	SEC USE ONLY OO
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maine
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,956,712 units
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 56,956,712 units*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,956,712 units**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*
Consists of 56,956,712 common units representing limited partner interests in the BP Midstream Partners LP, held of record by BP Midstream Partners Holdings LLC, a wholly owned subsidiary of BP Pipelines (North America) Inc. BP Pipelines (North America) Inc. may also be deemed to be the indirect beneficial owner of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through BP Midstream Partners Holdings LLC’s controlling interest in the BP Midstream Partners GP LLC.

**	Based on a total of 104,778,502 common units outstanding as of February 12, 2021.

Explanatory Note
This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed on November 9, 2017 by BP Pipelines (North America) Inc. (“BP Pipelines”) and BP Midstream Partners Holdings LLC (“BP Holdco” and, together with BP Pipelines, the “Reporting Persons”), as amended by Amendment No. 1 to the Schedule 13D filed on November 28, 2017 (as amended, the “Schedule 13D”). The Schedule 13D shall not be modified except as specifically provided herein.
Item 1.    Security and Issuer
Item 1 is hereby amended and restated as follows:
This Schedule 13D relates to common units (“Common Units”) representing limited partner interests of BP Midstream Partners LP, a Delaware limited partnership (the “Partnership”), whose principal executive offices are located at 501 Westlake Park Boulevard, Houston, Texas 77079.
Upon termination of the subordination period as set forth in the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of October 30, 2017 (the “Partnership Agreement”), the subordinated units (“Subordinated Units”) representing limited partner interests in the Partnership held by the Reporting Persons converted into Common Units on a one-for-one basis.
Item 2.    Identity and Background
No changes to this Item.
Item 3.    Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated as follows:
The Partnership was formed on May 22, 2017 as a Delaware limited partnership to own, operate, develop and acquire pipelines and other midstream assets. Upon the formation of the Partnership, BP Holdco, as the organizational limited partner, contributed $100 to the Partnership.
At the closing of the Partnership’s initial public offering on October 30, 2017 (the “Offering”), in exchange for the contribution of certain assets to the Partnership, the Partnership issued to BP Holdco, 3,500,535 Common Units and 52,375,535 Subordinated Units representing an aggregate 56.8% limited partner interest in the Partnership as of such time, pursuant to a Contribution, Assignment and Assumption Agreement dated October 30, 2017 (the “Contribution Agreement”), among BP Midstream Partners GP LLC (the “General Partner”), the Partnership, BP Pipelines, BP Holdco and the Standard Oil Company.
Subsequent to the closing of the Offering, on November 7, 2017, the underwriters purchased 5,294,358 additional Common Units pursuant to their option to purchase up to 6,375,000 additional Common Units (the “Over Allotment Option”).
On November 24, 2017, pursuant to the Contribution Agreement and the Deferred Issuance and Distribution (as defined in the Partnership Agreement), upon the expiration of the Over Allotment Option, the Partnership issued to BP Holdco the remaining 1,080,642 Common Units that were not purchased by the underwriters pursuant to the Over Allotment Option.
On February 12, 2021, (the “Conversion Date”) the Subordinated Units held by the Reporting Persons converted into Common Units on a one-for-one basis pursuant to the terms of the Partnership Agreement.

Item 4.    Purpose of Transaction
Item 4(a) is supplemented as follows:
(a) On the Conversion Date, upon satisfaction of certain financial conditions for the conversion of the Subordinated Units set forth in the Partnership Agreement, all of the 52,375,535 outstanding Subordinated Units converted into Common Units on a one-for-one basis, pursuant to the terms of the Partnership Agreement, for no additional consideration. Upon the conversion of all of the Subordinated Units into Common Units, the Subordination Period (as defined in the Partnership Agreement) automatically terminated.
The Reporting Persons held all 52,375,535 outstanding Subordinated Units. As a result of the foregoing, on the Conversion Date, all of the 52,375,535 Subordinated Units held by the Reporting Persons were converted into 52,375,535 Common Units.
Item 5.    Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a)    BP Pipelines does not directly own any Common Units; however, as the sole member of BP Holdco, it may be deemed to beneficially own 56,956,712 Common Units held of record by BP Holdco, which represents approximately 54.4% of the outstanding Common Units of the Partnership.
(1)    BP Holdco is the record and beneficial owner of 56,956,712 Common Units, which represents 54.4% of the outstanding Common Units.
(2)    In addition, as of the date of this report, certain of the directors and officers of the Reporting Persons (the “Covered Individuals”) beneficially own the number and percentage of Common Units set forth on Schedule I hereto.
The percentages set forth in Item 5(a) are based on the number of Common Units (104,778,502) issued and outstanding as of February 12, 2021, as reported to the Reporting Persons by the Partnership.
(b)    The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in Schedule I hereto has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in Schedule I hereto.
(c)    Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.
(d)    The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Covered Individuals. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.
(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No changes to this Item.
Item 7.    Material to Be Filed as Exhibits
Item 7 is hereby amended and supplemented as follows:

Exhibit A	Joint Filing Statement (filed as Exhibit 99.1 to BP Pipelines’ and BP Holdco’s Schedule 13D filed with the Commission on November 9, 2017 and incorporated herein in its entirety by reference).
Exhibit B
Amended and Restated Agreement of Limited Partnership of BP Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-38260) filed with the Commission on November 1, 2017 and incorporated herein by reference).

Exhibit C
First Amended and Restated Limited Liability Company Agreement of BP Midstream Partners GP LLC (incorporated by reference to Exhibit 3.4 to the Issuer’s registration statement on Form S-1 (File No. 333-220407) filed with the Commission on September 11, 2017 and incorporated herein by reference).

Exhibit D
Contribution, Assignment and Assumption Agreement, dated as of October 30, 2017, by and among BP Midstream Partners LP, BP Midstream Partners GP LLC, BP Midstream Partners Holdings LLC, BP Pipelines (North America) Inc. and the Standard Oil Company (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-38260) filed with the Commission on November 1, 2017).

Exhibit E
Underwriting Agreement, dated as of October 25, 2017, by and among BP Midstream Partners LP, BP Midstream Partners GP LLC, BP Pipelines (North America) Inc. and BP Midstream Partners Holdings LLC, and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters named in Schedule I thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-38260) filed with the Commission on October 31, 2017 and incorporated herein by reference).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	BP PIPELINES (NORTH AMERICA) INC.

	By:	/s/ Mayrena Castillo
	Name:	Mayrena Castillo
	Title:	President

BP MIDSTREAM PARTNERS HOLDINGS LLC

	By:	/s/ Susan Baur
	Name:	Susan Baur
	Title:	Vice President

SCHEDULE I
The name and business address of each of the executive officers of BP Midstream Partners Holdings LLC and each of the executive officers and directors of BP Pipelines (North America) Inc. are set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, BP Midstream Partners Holdings LLC or BP Pipelines (North America) Inc.).
Officers of BP Midstream Partners Holdings LLC
Mayrena Castillo
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: President of BP Midstream Partners Holdings LLC, President and Director of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Nicholas Burgin
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Vice President & General Tax Officer of BP Midstream Partners Holdings LLC, and Vice President & General Tax Officer of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Susan Baur
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, and Vice President and Director of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

John D’Andrea
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, and Vice President of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Thu Dang
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Treasurer of BP Midstream Partners Holdings LLC, and Treasurer of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Nike Thorpe
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Secretary of BP Midstream Partners Holdings LLC, and Secretary of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Sch. I - 1

Carol Clenney
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Tax Officer of BP Midstream Partners Holdings LLC, and Tax Officer of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Joletta D. Martin
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Assistant Treasurer of BP Midstream Partners Holdings LLC, and Assistant Treasurer of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Xin (Cindy) Wang
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Assistant Treasurer of BP Midstream Partners Holdings LLC, and Assistant Treasurer of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Officers of BP Pipelines (North America) Inc.
Mayrena Castillo
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: President and Director of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Derek Rush
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Vice President & Chief Financial Officer and Director of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Nicholas Burgin
(see above)

Susan Baur
(see above)

John D’Andrea
(see above)

Chris Greco
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Vice President of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Tom Halaska
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Vice President of BP Pipelines (North America) Inc.
Sch. I - 2

Citizenship: USA
Amount Beneficially Owned: 0 common units

Thu Dang
(see above)

Becky M. Smilak
501 Westlake Park Boulevard, Houston, TX 77079
Principal Occupation: Controller of BP Pipelines (North America) Inc.
Citizenship: USA
Amount Beneficially Owned: 0 common units

Nike Thorpe
(see above)

Carol Clenney
(see above)

Joletta D. Martin
(see above)

Xin (Cindy) Wang
(see above)

Directors of BP Pipelines (North America) Inc.

Mayrena Castillo
(see above)

Susan Baur
(see above)

Derek Rush
(see above)
Sch. I - 3